UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Advanced Analogic Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00752J108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,960,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,960,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 506,212
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 506,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 335,327
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 335,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 899,501
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 899,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 674,672
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 674,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, L2, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 544,917
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 544,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,960,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,960,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,960,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,960,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON J. MICHAEL GULLARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00752J108

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)  This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager to or general partner of, as the case may be, Dialectic Capital Partners, LP, a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), Dialectic Offshore, L2, Ltd., a Cayman Islands exempted company (“DOL2”), John Fichthorn, a natural person who is a U.S. citizen (“JF”) and a managing member of the Investment Manager, Luke Fichthorn, a natural person who is a U.S. citizen (“LF”) and a managing member of the Investment Manager, and J. Michael Gullard, a natural person who is a U.S. citizen (the Investment Manager, DCP, DOF, DAP, DAO, DOL2, JF, LF and Mr. Gullard, collectively the “Reporting Persons”).

(b)  The principal business address for each of the Investment Manager, DCP, DAP, JF and LF is 875 Third Avenue, 15th Floor, New York, New York 10022.  The principal business address for DOF, DAO and DOL2 is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

The principal business address for Mr. Gullard is P.O. Box 1203, Menlo Park, California 94026-1203.

(c)  The principal business of DCP, DOF, DAP, DAO and DOL2 is investing in securities. The principal business of the Investment Manager is providing investment advice. The principal occupation of JF and LF is investment management.  Information with respect to the directors of DOF, DAO and DOL2 is attached as Schedule A to Amendment No. 1 to the Schedule 13D (“Schedule A”).

JF and LF are the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity.  Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares by virtue of the Investment Manager’s role as investment manager to or general partner of, as the case may be, DCP, DOF, DAP, DAO and DOL2 and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaims beneficial ownership of the Shares owned by DCP, DOF, DAP, DAO and DOL2 except to the extent of his or its respective pecuniary interest, if any, therein.

The principal occupation of Mr. Gullard is serving as a Partner of Cornerstone Management, a venture capital and consulting firm specializing in software and data communications companies.

(d)  No Reporting Person, nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person, nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 00752J108

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 13, 2011, DCP delivered a letter to the Issuer (the “Nomination Letter”) nominating John Fichthorn and J. Michael Gullard (the “Nominees”), as set forth therein, and announcing its intention to solicit proxies for their election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2011 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2011 Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a, b)
As of the date hereof, Mr. Gullard did not directly own any Shares.  Mr. Gullard, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the Shares owned in the aggregate by the other Reporting Persons.  Mr. Gullard disclaims beneficial ownership of such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 13, 2011, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees to the Board at the 2011 Annual Meeting (the “Solicitation”), and (c) the Investment Manager agreed to bear all expenses incurred in connection with the Reporting Persons’ activities with respect to the Solicitation, subject to certain limitations.  This agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to a letter agreement with the Investment Manager, DCP, DOF, DAP, DAO and DOL2, DCP, DOF, DAP, DAO and DOL2 have agreed to indemnify Mr. Gullard against claims arising from the Solicitation and any related transactions.  This agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference

The Investment Manager has signed a compensation letter agreement pursuant to which it agreed to pay Mr. Gullard $4,500 in cash upon the submission of the Nomination Letter.  Pursuant to the compensation letter agreement, Mr. Gullard has agreed to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that he shall determine, but in any event no later than fourteen (14) days after receipt of such compensation.  If elected or appointed to serve as a director on the Board, Mr. Gullard has agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, Mr. Gullard may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  This letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 00752J108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Dialectic Capital Management, LLC, Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Offshore, L2, Ltd., John Fichthorn, Luke Fichthorn and J. Michael Gullard, dated January 13, 2011.

Exhibit 99.2
Indemnification Letter Agreement by and among Dialectic Capital Management, LLC, Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Offshore, L2, Ltd. and J. Michael Gullard, dated January 13, 2011.

Exhibit 99.3	Compensation Letter Agreement by and between Dialectic Capital Management, LLC and J. Michael Gullard, dated January 13, 2011.

CUSIP NO. 00752J108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2011

DIALECTIC CAPITAL PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC OFFSHORE, L2, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

CUSIP NO. 00752J108

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

/s/ J. Michael Gullard
J. MICHAEL GULLARD